Third Quarter Fiscal 2014
SWS Group Conference Call
May 7, 2014

Filed by SWS Group, Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: SWS Group, Inc.
(Commission File No.: 000-19483)
The following Earnings Presentation was used in SWS Group, Inc.’s quarterly earnings conference call on
Wednesday, May 7, 2014 at 10:00 a.m. Eastern Time (9:00 a.m. Central Time):

Forward-Looking Statements
This presentation contains forward-looking statements.  Readers are cautioned that any forward-looking statements, including those predicting or forecasting future events or results, which depend on future events for their accuracy, embody projections or assumptions, or express the intent, belief or current expectations of the company or management, are not guarantees of future performance and involve risks and uncertainties.
Actual results may differ materially as a result of various factors, some of which are out of our control, including, but not limited to, volume of trading in securities, volatility and general level of securities prices and interest rates, liquidity in capital markets, availability of borrowings under credit lines, credit agreements and credit facilities, customer margin loan activity, credit-worthiness of our correspondents, trading counterparties and customers, the ability of our borrowers to meet their contractual obligations, the value of the collateral securing the loans that we hold, demand for real estate and investment banking services, general economic conditions, especially in Texas and New Mexico, changes in the commercial lending and regulatory environments and the ability to meet regulatory capital requirements and other factors discussed in our most recent Annual Report on Form 10-K,
Quarterly Report on Form 10-Q, and in our other reports filed with and available from the
Securities and Exchange Commission.

Use of Non-GAAP Measures (Slides 8 & 14)

SWS Group, Inc. (“SWS” or the “Company”) has included presentations of Adjusted Pre-tax
Loss (Slide #8) and Adjusted Compensation Ratio (Slide #14). Adjusted Pre-tax Loss is loss before income tax expense (benefit), excluding the impact of the valuation adjustment for the warrants held by Hilltop and Oak Hill, the impact of the loan loss recapture for the banking segment and the impact of legal and financial advisory fee expenses associated with the proposed merger with Hilltop Holdings, Inc. Adjusted Compensation Ratio is the ratio of commissions and other employee compensation to net revenues adjusted for the exclusion of interest expense on the $100 million loan from Hilltop and Oak Hill and the $3.6 million gain from the sale of shares of US Home Systems common stock in the second quarter of fiscal
2013. Adjusted Pre-tax Loss and the Adjusted Compensation Ratio are non-GAAP financial measures as defined in Item 10(e) of Regulation S-K. SWS believes that the presentation of these non-GAAP financial measures provides useful information by excluding these items, which SWS believes may not be indicative of the Company’s core operating results. While management believes these non-GAAP financial measures are useful in evaluating SWS, this information should be considered as supplemental in nature and not as a substitute for, or superior to, the related financial information prepared in accordance with GAAP.

Presenters Presenters: James H. Ross President & CEO SWS Group, Inc. J. Michael Edge SVP & CFO SWS Group, Inc. 4

Agenda Opening Remarks Chief Financial Officer’s Report Questions 5

Opening Remarks
Merger agreement with Hilltop Holdings
Improvement in all business segments
Continued improvement at Bank
Broker
(88% of Q3 Revenues)
Bank
(12% of Q3 Revenues)
Retail Institutional Clearing
2.79% net interest
margin
$1.3 billion in assets
27.4% total risk-based
capital and 13.9% core
capital ratios
$40.9 million classified
assets including $25.1
million non-performing
assets

157 Reps
$15.0 billion in
customer assets
50 Reps
$1.9 billion daily
average stock
loan book
$11.7 billion
municipal new
issue volume
186,059 tickets
$16.6 billion in
assets under
custody

Third Quarter Fiscal 2014 Overview

Three Months Ended
($ in Thousands, except per share amounts)
3/31/14 3/29/13
Revenues
$77,488
$78,055
Net Revenues
65,674
66,754
Pre-tax Loss
(8,171)
(9,556)
Net Loss
(8,757)
(5,718)
Diluted EPS – Loss
(0.27)
(0.17)
Book Value Per Share
9.37
10.85

Adjusted Pre-tax Loss (Non-GAAP)*
Three Months Ended
(in thousands)
3/31/14 3/29/13 Change
Loss before income tax expense
(benefit)
$(8,171)
$(9,556) $1,385
Valuation adjustment for warrants
6,745
3,840 2,905
Merger-related expenses
2,356
-- 2,356
Loan loss recapture
(1,578)
-- (1,578)
Adjusted Pre-tax Loss (Non-GAAP)
$   (648)
$(5,716) $5,068
*See discussion of Non-GAAP reconciliation on Slide #3

SWS Priorities 9 Improve operating results Address impact of challenging markets Continue improvement at Bank

10 Chief Financial Officer’s Report

3/31/14 12/31/13 %Change 3/29/13 %Change
Operating Revenues:
Clearing Operations $  2,170 $  2,213 (1.9) $  2,082 4.2
Commissions 30,247 29,788 1.5 31,275 (3.3)
Investment Banking & Advisory 9,704 10,084 (3.8) 9,196 5.5
Net Gains on Principal Transactions 8,203 7,465 9.9 5,511 48.8
Other
4,891 8,331 (41.3) 7,191 (32.0)
Total Operating Revenues $55,215 $57,881 (4.6) $55,255 (0.1)
Net Interest Income:
Brokerage $  5,150 $  4,999 3.0 $  5,101 1.0
SWS Group, Inc. (3,221) (3,266) 1.4 (3,080) (4.6)
Bank
8,530 8,872 (3.9) 9,478 (10.0)
Total Interest Income 10,459 10,605 (1.4) 11,499 (9.0)
Total Net Revenue $65,674 $68,486 (4.1) $66,754 (1.6)
Third Quarter Fiscal 2014 Net Revenues
($ in Thousands)

3/31/14 12/31/13 Change 3/29/13 Change
Taxable Fixed Income $3,775 $3,172 $603 $3,225 $550
Municipal Finance $4,475 $4,158 $317 $2,095 $2,380
All other units, net $(47) $135 $(182) $191 $(238)
Total $8,203 $7,465 $738 $5,511 $2,692
Net Gains on Principal Transactions
($ in Thousands)

3/31/14 12/31/13 %Change 3/29/13 %Change
Operating Expenses:
Commissions and Other
Employee Compensation
$48,753 $48,766 -- $52,077 (6.4)
Occupancy, Equipment and
Computer Service Costs
7,676 7,729 (0.7) 7,829 (2.0)
Communications 3,384 3,362 0.7 3,371 0.4
Floor Brokerage and Clearing
Organization Charges
1,189 1,073 10.8 951 25.0
Advertising and Promotional
459 612 (25.0) 922 (50.2)
Other 7,217 6,442 12.0 7,320 (1.4)
Total Non-provision
Operating Expenses
$68,678 $67,984 1.0 $72,470 (5.2)
Loan Loss Recapture (1,578) (2,825) (44.1) -- --
Valuation Adjustment for Warrants
6,745 2,058 >100 3,840 75.7
Total Operating Expenses and
Valuation Adjustment for Warrants
$73,845 $67,217 9.9 $76,310 (3.2)
Third Quarter Fiscal 2014 Expenses
($ in Thousands)

Compensation Ratios
($ in Thousands)
Three Months Ended
3/31/14 12/31/13 3/29/13
Commissions and Other Employee Compensation $48,753 $48,766 $52,077
Net Revenues $65,674 $68,486 $66,754
GAAP Compensation Ratio 74.2% 71.2% 78.0%
Adjusted Compensation Ratio (Non-GAAP)*:
Three Months Ended
3/31/14 12/31/13 3/29/13
Commissions and Other Employee Compensation $48,753 $48,766 $52,077
Net Revenues $65,674 $68,486 $66,754
Interest Expense on Hilltop/Oak Hill Loan $  3,310 $  3,268 $  3,147
Adjusted Net Revenues (Non-GAAP)* $68,984 $71,754 $69,901
Adjusted Compensation Ratio (Non-GAAP)* 70.7% 68.0% 74.5%
*See discussion of Non-GAAP reconciliation on Slide #3

Warrant Valuation 3/31/14 12/31/13 3/29/13 Derived Volatility 30% 46% 47% Price $ 7.48 $ 6.08 $ 6.05 Valuation (in millions) $ 31.0 $ 24.3 $ 28.1 Adjustment (in millions) $ 6.7 $ 2.1 $ 3.8 15

Third Quarter Fiscal 2014 Segment Results
(In Thousands)

3/31/14 12/31/13 %Change 3/29/13 %Change
Clearing
Net Revenues
$  5,118
$  5,301 (3.5) $   4,511 13.5
Pre-Tax
$     979
$  1,339 (26.9) $   (617) >100
Retail
Net Revenues
$27,722
$28,071 (1.2) $27,797 (0.3)
Pre-Tax
$  2,355
$  3,003 (21.6) $     308 >100
Institutional
Net Revenues
$27,849
$27,265 2.1 $26,165 6.4
Pre-Tax $  6,086
$  5,949 2.3 $  4,831 26.0
Bank
Net Revenues
$  8,295
$10,464 (20.7) $10,540 (21.3)
Pre-Tax $  2,067
$  5,324 (61.2) $  1,186 74.3

Key Metrics

3/31/14 12/31/13 %Change 3/29/13 %Change
Clearing Transactions Processed 186,059 181,319 2.6 263,605 (29.4)
Representatives:
PCG 157 160 (1.9) 164 (4.3)
Fixed Income 50 53 (5.7) 59 (15.3)
Independent Contractors 279 280 (0.4) 302 (7.6)
Correspondents 145 146 (0.7) 147 (1.4)
Total Loan Officers 22 23 (4.3) 33 (33.3)
Total Employees 923 933 (1.1) 1,066 (13.4)
Retail Client Assets ($ in billions) $ 15.0 $14.8 1.4 $14.3 4.9
Balances ($ in millions):
Avg. Margin Balances $  238.9 $  240.9 (0.8) $  237.4 0.6
Avg. Credit Balances 335.5 354.9 (5.5) 329.4 1.9
Avg. Stock Loan Balances 1,914.3 1,864.7 2.7 1,584.4 20.8
Net Capital ($ in millions) $  148.2 $  153.9 (3.7) $  145.1 2.1

Classified Assets

($ in Thousands)
3/31/14 12/31/13 3/31/13
Non-accrual Loans $14,388 $16,017 $19,394
Performing Troubled Debt Restructurings 4,819 3,544 2,604
REO & Other Repossessed Assets 5,880 7,355 23,694
Total Non-performing Assets $25,087 $26,916 $45,692
Current Classified Assets 15,835 21,099 32,831
Total Classified Assets $40,922 $48,015 $78,523
Non-performing Assets / Assets 1.98% 2.13% 3.57%
Classified Assets / Capital + Reserve 22.9% 27.2% 41.4%

Key Bank Statistics
*Excludes purchased mortgage loans held for investment and loans measured at fair value

($ in Thousands)
3/31/14 12/31/13 3/31/13
Total Loan Loss Recapture $(1,578) $(2,825) $  --
Net Recovery (Charge-offs) 222 67 129
Allowance for Loan Losses 8,092 9,448 18,766
Reserve / Loan Ratio* 1.83% 2.29% 4.07%
Yield on Earning Assets
3.02% 3.04% 3.28%
Cost of Funds 0.27% 0.28% 0.28%
Net Interest Margin 2.79% 2.80% 3.04%

Bank Balances

($ in Millions) 3/31/14 12/31/13 %Change 3/31/13 %Change
Investment Portfolio $ 596.9 $ 603.6 (1.1) $  426.9 39.8
Loans Held for Investment – Gross 566.1 537.7 5.3 660.7 (14.3)
Total Core Deposits 995.9 995.0 0.1 1,046.3 (4.8)
Capital 170.3 167.3 1.8 170.8 (0.3)
Core Capital 13.9% 13.8% 13.1%
Total Risk-based Capital 27.4% 27.4% 23.2%
Deposits Provided by
Brokerage Clients
$ 878.3 $ 876.5 0.2 $ 927.4 (5.3)

Bank Loans by Type

($ in Millions)
3/31/14 12/31/13 %Change 3/31/13 %Change
Residential Real Estate
Purchased Mortgage – HFI
$ 72.5 $ 89.6 (19.1) $ 200.0 (63.8)
1-4 Family
92.4 55.2 67.4 65.6 40.9
Construction
Residential Construction
0.8 0.7 14.3 2.2 (63.6)
Commercial Construction
5.5 3.6 52.8 8.9 (38.2)
Lot & Land Development
Residential Land
0.6 0.6 -- 3.9 (84.6)
Commercial Land
5.4 5.4 -- 6.3 (14.3)
Commercial Real Estate
182.8 187.0 (2.2) 233.8 (21.8)
Multi-family
133.7 123.2 8.5 75.5 77.1
Commercial Loans
69.7 69.7 -- 62.9 10.8
Consumer Loans
2.7 2.7 -- 1.6 68.8
Total Loans
$ 566.1 $ 537.7 5.3 $ 660.7 (14.3)

SWS GROUP HEADQUARTERS
Municipal Finance
Equity and Fixed Income Trading
Clearing Services
Corporate Administration
D/FW area is home to
5 Banking Centers
3 Private Client Offices
TAXABLE FIXED INCOME
MUNICIPAL SECURITIES
/PUBLIC FINANCE
PRIVATE CLIENT GROUP
BANK

SWS Office Locations 22

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.  Hilltop will file with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus of SWS and Hilltop, and SWS and Hilltop will each file other documents with respect to the proposed transaction and a definitive proxy statement/prospectus will be mailed to shareholders of SWS. Investors and security holders of SWS are urged to read the proxy statement/prospectus and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information. Investors and security holders of SWS will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by SWS or Hilltop through the website maintained by the SEC at www.sec.gov.  Copies of the documents filed with the SEC by SWS will be available free of charge on SWS’s internet website at www.swst.com or by contacting SWS’s Investor
Relations Department at (214) 859-1800.  Copies of the documents filed with the SEC by Hilltop will be available free of charge on Hilltop’s internet website at www.hilltop-holdings.com or by contacting Hilltop’s Investor Relations
Department at (214) 252-4029.
SWS, Hilltop, their respective directors and certain of their executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of SWS is set forth in its Annual Report on Form
10-K for the year ended June 30, 2013, which was filed with the SEC on September 6, 2013, its proxy statement for its 2013 annual meeting of shareholders, which was filed with the SEC on October 3, 2013, and its Current
Reports on Form 8-K, which were filed with the SEC on September 17, 2013 and October 1, 2013.  Information
about the directors and executive officers of Hilltop is set forth in its most recent proxy statement, which was filed with the SEC on April 30, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Important Information for Investors & Shareholders

24 Questions & Answers